14041453

UNITED STATES
[redacted]ECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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tj 8/29/14

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-68147

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 07/01/13 and ending 6/30/14

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Kelson Capital, LLC

Official Use Only

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
230 Park Avenue, 33rd Floor
(No. and Street)

New York	NY	10169
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Daniel Ledva (212) 616-0169
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

1211 West 22nd Street, Suite 110
(No. and Street)

Oak Brook	Illinois	60523
(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 29 2015
17 REGISTRATIONS BRANCH

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

DD 8/28/14

OATH OR AFFIRMATION

I, **Daniel Ledva**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Kelson Capital, LLC, as of June 30, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

Manager
Title

BRAD TABAK
Notary Public, State of New York
No. 01TA6306757
Qualified in New York County
Commission Expires 06/23/2018

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KELSON CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

JUNE 30, 2014

KELSON CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

JUNE 30, 2014

DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Kelson Capital, LLC

We have audited the accompanying statement of financial condition of Kelson Capital, LLC (a New York Limited Liability Company LLC) (the Company) as of June 30, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Kelson Capital, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Kelson Capital, LLC as of June 30, 2014 in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Oak Brook, Illinois
August 19, 2014

KELSON CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2014

ASSETS

Cash and cash equivalents	$ 115,715
Accounts Receivable	435,710
Other assets	46,824
TOTAL ASSETS	$ 598,249

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES	
Accounts payable, accrued expenses and other liabilities	$ 14,492
	14,492
MEMBER'S CAPITAL	$ 583,757
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 598,249

The accompanying notes are an integral part of this financial statement.

KELSON CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2014

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – Kelson Capital, LLC (the "Company"), a limited liability company, was organized in the state of New Jersey on November 18, 2008. In 2014, the Company was registered in New York. The duration of the Company is perpetual. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the assistance of mergers and acquisitions of other entities.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Level 1 inputs have been applied to value cash equivalents on the statement of financial condition. No valuation techniques have been applied to all other assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historical values.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2014, the Company's net capital and required net capital were $101,223 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 14.32%.

NOTE 4 - RELATED PARTIES

The Company is wholly owned by Kelson Group I LLC (the "Parent").
The Company rents office space from its Parent on month to month basis, beginning January 1, 2014. The amount per month is $5,000.
There is a balance due from the Parent of $39,995 as of June 30, 2014. This amount is included in other assets on the statement of financial condition.

NOTE 5 - INCOME TAXES

As a limited liability company with only one member through June 30, 2014, the Company is considered a disregarded entity for federal income tax purposes. Income taxes are therefore the responsibility of the sole member of the Company. Effective July 1, 2013, there is one member of the Company.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2011.

NOTE 6 - CONCENTRATION

There are two major customers of the Company that represent 68% and 25% of revenue for the year ended June 30, 2014. The respective accounts receivable balances of these two customers were 69% and 18% as of June 30, 2014.

NOTE 7 - SUBSEQUENT EVENT

Management has evaluated subsequent events through August 19, 2014, the date on which the financial statements were available to be issued.